

Jon Harris · 3rd

Pursuing a path to positively impact our overall well-being. Pouring out what's been poured into me.

Marietta, Georgia, United States · Contact info

500+ connections

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eQuoo - The Emotional Fitness Game

Missouri State University

Experience

Board Member/Investor
eQuoo - The Emotional Fitness Game · Self-employed
Jun 2020 – Present · 1 yr 1 mo
London, England, United Kingdom

Partner/Board Member/Lead Investor
Arbor Vita8 · Part-time
Feb 2020 – Present · 1 yr 5 mos
Phenix City, Alabama, United States

Co-Founder
Getidle
Jul 2019 – Present · 2 yrs
Marietta, GA

Idle is a rental community for Idle goods. Rent Any thing - Earn Any time.



IDLE

Coach and Encourager
Sessions Street Depot
Aug 2018 – Present · 2 yrs 11 mos
Greater Atlanta Area

One by one. One person, one decision, one play, one interaction or one selfless act. It's how great cultures are built and how championship teams are formed. I get the privilege to work one-on-one with those that are entrusted with our future and help unleash their best self.

President & COO
LifeWorks - Total Well-being Platform
Mar 2016 – Aug 2018 · 2 yrs 6 mos
Greater Atlanta Area

LifeWorks Total Well-being Platform is an industry leading, mobile-first solution focused on transforming the well-being of employees. By unifying employee assistance, perks & savings, HR communications and community, rewards & recognition and wellness - we enable employees to feel supported, connected, recognised, rewarded and guided - anywhere, anytime. ...see more

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Education

Missouri State University
BS, Management Information Systems and Services
1983 – 1986

Skills & endorsements

SaaS · 90

Alexander Butenko and 89 connections have given endorsements for this skill

Software Implementation · 79

Endorsed by Mario J. Arnaez and 5 others who are highly skilled at this

Endorsed by 10 of Jon's colleagues at Ceridian

Enterprise Software · 71

Endorsed by Major Thomas and 5 others who are

Endorsed by 12 of Jon's colleagues at Ceridian

highly skilled at this

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Recommendations

Received (0) Given (5)



Lisa Sterling, HCS
Culture Crusader. Value Creator. People Advocate. Angel Investor. Speaker. Coach.
February 21, 2020, Jon worked with Lisa in different groups

I've had the opportunity to work with Lisa at two different organizations in various capacities. Her energy and passion for people, her goals and the purpose behind each is infectious. She makes others around her better and has the ability to coach others to achieve their potential. She's able to think st... See more



Jennifer Wise
Adventurer
February 12, 2018, Jon worked with Jennifer but at different companies

I've had the pleasure of working with Jennifer on many different projects and business opportunities. She has a unique ability to quickly get to a solution that works for her customer and her company. Jennifer has consistently stayed engaged to make sure expectations were met throughout the course of an en... See more

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Interests

LinkedIn
16,853,130 followers

Virgin Pulse
39,018 followers

Atlanta HR Forum (hosted by SHRM-Atlar
11,758 members

Technology & Services Professionals - Col
5,368 members

Kronos Incorporated
90,311 followers

Ceridian
72,487 followers

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